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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

RMR Asia Pacific Real Estate Fund
(Name of Subject Company)

RMR Asia Pacific Real Estate Fund
(Names of Filing Persons—Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

76970B101
(CUSIP Number of Class of Securities)

Adam D. Portnoy, President
RMR Asia Pacific Real Estate Fund
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
(617) 332-9530
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Michael K. Hoffman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036-6522 (212) 735-3000	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
Not Applicable	Not Applicable

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Additional Information and Where to Find it.

        This Tender Offer Statement on Schedule TO (this "Statement") relates to a planned tender offer by RMR Asia Pacific Real Estate Fund ("RAP") for up to 20% of its outstanding common stock at a price equal to RAP's net asset value ("NAV") per common share at the time the purchase is completed.

        The tender offer referred to in this Statement has not yet commenced and relates to a planned tender offer by RAP for up to 20% of its outstanding shares at a price equal to RAP's NAV per common share at the time the purchase is completed. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of RAP. The solicitation and the offer to buy shares of RAP common stock will be made pursuant to an offer to purchase and related materials that RAP intends to file with the U.S. Securities and Exchange Commission (the "SEC"), subject to the approval by the common shareholders of RAP of the proposals relating to the reorganization of RMR Real Estate Income Fund ("RIF") into RAP. At the time the tender offer is commenced, RAP intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer. RAP intends to mail these documents to the shareholders of RAP. These documents will contain important information about the tender offer and shareholders of RAP are urged to read them carefully when they become available. Investors may obtain a free copy of these documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov. In addition, the tender offer statement and related materials may also be obtained for free (when they become available) by directing a request to: RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA, 02458 or by calling: (617) 332-9530.

Item 12.    Exhibits.

99.1	Registration Statement on Form N-14, filed with the SEC on July 29, 2011

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  Item 12. Exhibits.